April 26, 2006

Mail Stop 6010

Ronald G. Hiscock
President and Chief Executive Officer
Alphatec Holdings, Inc.
2051 Palomar Airport Road
Carlsbad, CA 92011

Re: Alphatec Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 20, 2006
File No. 333-131609

Dear Mr. Hiscock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus cover page

1.   The identification of underwriters serving as "joint book-running managers" or "co-managers" on the prospectus cover page is inappropriate. However, we have no objection to your current use of such terms on the back cover page of the prospectus. Please remove such terms from the prospectus cover page.

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 49

Liquidity and Capital Resources, page 54

2.   We note your response to prior comment 3. Please revise your disclosure in the
        registration statement to make it clear that HealthpointCapital is not obligated to
        provide any such additional funds.

Financial Statements, page F-1

3.   Please include updated accountants' consents with all amendments to the filing.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Lynn Dicker at (202) 551-3616 or Brian Cascio at (202) 551-
3676 if you have questions regarding comments on the financial statements and related
matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with
any other questions.

                                        Sincerely,

                                        Perry Hindin
                                        Special Counsel

cc (via fax):   Michael L. Fantozzi, Esq.,
                Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                617.542.2241